[Jones Day Letterhead]

956555-010004	September 9, 2005

Mr. Albert C. Lee
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549

Re:	AMERISAFE, Inc.
Registration Statement on Form S-1
Registration Number 333-127133
Dear Mr. Lee:
     On behalf of AMERISAFE, Inc. (the “Company”), we are writing to respond to your letter dated August, 26, 2005 containing the comments of the Staff of the Securities and Exchange Commission (the “SEC”) in regard to the above referenced filing. We are electronically transmitting Amendment No. 1 to the Company’s Registration Statement on Form S-1. We will send four copies of Amendment No. 1, marked to show changes from the Company’s Registration Statement filed on August 3, 2005.
     In response to Comment No. 5, we have included the text of the Staff’s comments preceding each of the Company’s responses. Page references in the Company’s responses are references to the applicable pages in Amendment No. 1. Set forth below are the Company’s responses to the comments presented in your letter.
FORM S-1
General
1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.
Response: The Company does not intend to include any graphic, visual or photographic information in the printed prospectus, other than the Company’s logo, as it appears on the front and back cover pages of the prospectus included in Amendment No. 1.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
Response: The Company notes the Staff’s comment. The Company will file a pre-effective amendment containing pricing related information prior to circulating the prospectus.
3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.
Response: The Company notes the Staff’s comment and acknowledges that the pre-effective amendment including a price range must include a bona fide price range.
4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
Response: The Company notes the Staff’s comment. The Company has made applicable changes throughout Amendment No. 1 in response to your comments.
5.	In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
Response: The Company notes the Staff’s comment and has included the text of the Staff’s comments preceding each response and, where applicable, a page number reference to the revised disclosure in Amendment No. 1.
Prospectus Summary, page 1
6.	As currently written your summary contains too much detail and does not present a balanced picture of your company and operations. Please balance the discussion of your competitive strengths with a discussion of your weaknesses. Additionally, move the discussion of your challenges to immediately follow the discussion of your strategy. Finally, move much of the more detailed information to the “Business” section.
Response: In response to the Staff’s comment, the Company has revised its disclosure in the prospectus summary on pages 1 through 6 of Amendment No. 1 to reduce the amount of detail, present a more balanced picture of the Company and its operations, balance the

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

discussion of competitive strengths and weaknesses, move the “Challenges” section to immediately follow the “Strategy” section and move the more detailed information to the “Business” section.
7.	Provide the basis for your belief that the hazardous industries you target are underserved.
Response: The Company’s belief that the hazardous industries it targets are underserved is based on its management’s experience in the 19-year period since the Company commenced operations in 1986. During this time, Company management has noted the limited number of insurance companies that quote workers’ compensation insurance for small to mid-size employers engaged in hazardous industries. Further, existing and potential policyholders and insurance agents that represent the Company often inform Company employees of the difficulty in obtaining quotes from workers’ compensation insurance companies due to the nature of the industries in which the policyholder conducts business and the scope of their operations.
8.	We note your explanation of the commutation agreement on page 7. Please explain the word “commutation” the first time it is used.
Response: In response to the Staff’s comment, the Company has explained the term “commutation” the first time it is used on page 2 of Amendment No. 1.
9.	We note your explanation of the term “accident year loss ratio” on page 6. Please move this explanation to page 5 where the term is used for the first time.
Response: In response to the Staff’s comment, the Company has moved the explanation of the term “accident year loss ratio” to page 5 of Amendment No. 1 where the term is first used.
Risk Factors
The workers’ compensation insurance industry is cyclical ....,page 11
10.	Please revise to describe the current phase in the cycle and how it is affecting your operations and profitability. Compare current conditions with conditions previously. If you believe your profitability has in the past been adversely affected by negative developments and cyclical changes in the industry, please provide appropriate disclosure.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 11 of Amendment No. 1 to describe the current phase in the market cycle. The Company does not believe that it has been disproportionately impacted by negative developments and cyclical changes in the industry. During the last soft market cycle the

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

Company believes that it was able to mitigate the adverse effects of the cycle by purchasing reinsurance on very favorable terms. However, the Company cannot assure that reinsurance would be available on such favorable terms in the future. As a result, future negative developments and cyclical changes in the industry could have an adverse effect on the Company’s profitability.
If we are unable to obtain reinsurance on favorable terms, our ability to write ..., page 11
11.	Please disclose what percentage of your business you reinsure.
Response: As noted on page 11 in this risk factor, the Company’s reinsurance treaty program is an excess of loss program and covers all of its voluntary and assigned risk business. The Company’s reinsurance treaty program does not cover its participation in mandatory pooling arrangements. As noted on page 2 of Amendment No. 1, the assumed premiums the Company receives in exchange for participating in those arrangements are a form of reinsurance premiums. In response to the Staff’s comment, the Company has revised its disclosure on page 11 of Amendment No. 1 to clarify that 97% of its gross premiums written in 2004 were derived from its voluntary and assigned risk business.
12.	If you have had difficulties obtaining reinsurance in the past, please disclose these difficulties and their effects on your operations.
Response: The Company has not had difficulties obtaining reinsurance in the past. Based on prior experience in addressing the Staff’s comments in other offerings, we have advised the Company to not include mitigating language in this risk factor, or in response to the Staff’s other comments to the risk factors included in the prospectus, including the responses to Comment Nos. 12, 13 and 14. Accordingly, additional disclosure has not been provided in this risk factor. Please see the response to Comment No. 14.
If our reinsurers do not pay losses in a timely fashion, or at all, we may incur ..., page 12
13.	Please disclose the nature of any current difficulties you are experiencing regarding the enforcement of your rights to receive payment under reinsurance agreements.
Response: The Company is not currently experiencing any significant difficulty in enforcing its rights under its reinsurance agreements. Accordingly, additional disclosure has not been provided in this risk factor.
14.	Please consider whether a risk factor addressing problems obtaining reinsurance or whether your dependence on any one reinsurer or small group of reinsurers is necessary. For example, approximately how many companies could provide you with reinsurance services in the volume you require? Consider the difficulties you would likely encounter in finding and negotiating for reinsurance from other sources.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

Response: The Company has not experienced problems obtaining reinsurance and is not dependent on any one reinsurer or small group of reinsurers. Based on its 19-year operating history, the Company believes that there is an adequate number of reinsurers that could provide coverage in the amounts management believes appropriate. Accordingly, the Company has not included an additional risk factor specifically addressing these issues. A risk factor relating to obtaining reinsurance on favorable terms, including difficulties finding and negotiating reinsurance from other sources, is addressed in the risk factors on pages 11 and 12 of Amendment No. 1 entitled “If we are unable to obtain reinsurance on favorable terms, our ability to write policies could be adversely affected” and “If any of our current reinsurers were to terminate participation in our 2005 reinsurance treaty program, we could be exposed to an increased risk of loss.”
15.	Please consider expanding and discussing as a stand-alone risk factor, what the company would do in the event that a reinsurer cancels its participation on new business.
Response: As discussed on page 12 of Amendment No. 1, under the terms of the Company’s 2005 reinsurance treaty program, the Company’s reinsurers may terminate participation on any December 31 upon 90 days prior notice. Consequently, the Company does not believe that it is exposed to a significant risk that a reinsurer will unexpectedly cancel participation on new business. In addition, the Company has disclosed on page 12 of Amendment No. 1 what it would do if a reinsurer canceled participation on any December 31, or if the Company canceled a reinsurer’s participation. Based on the foregoing, the Company believes that the risk that one of its reinsurers may cancel participation in the Company’s 2005 reinsurance treaty program is already adequately discussed. However, in response to the Staff’s comment, the Company has divided the existing disclosure regarding reinsurance into two separate risk factors.
A downgrade in our A.M. Best rating would likely reduce the amount ..., page 13
16.	We note that some of your construction contractor policyholders are required to maintain workers’ compensation coverage with a company with an A.M. Best rating of A- or better in order to bid on certain contracts. If you were to be downgraded, what percentage of your business would be affected? In other words, please approximate in percentage terms the amount of premiums the loss of this business would represent.
Response: The Company is not able to quantify the percentage of its business, in terms of premiums or otherwise, that would be affected by a downgrade in its A.M. Best rating because the Company does not review or have access to its policyholders’ construction contracts. In 2004, the Company derived 38.3% of its gross premiums written from employers engaged in the construction industry. Based on industry experience, the Company believes that its larger policyholders are more likely to have construction

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

contracts with this type of ratings requirement. The disclosure on page 11 of Amendment No. 1 has been expanded to disclose the foregoing.
If we cannot sustain our relationships with independent agencies, we may be unable ..., page 16
17.	Please revise your disclosure should you compensate the independent agents or agencies with contingent fee commissions, if applicable.
Response: The Company does not compensate its independent agents or agencies with contingent fee commissions. Please see the statement to that effect under the caption “Business—Sales and Marketing” on page 61 of Amendment No. 1.
Our business is dependent on the efforts of our senior management ..., page 18
18.	Please identify the members of senior management and other employees that you consider to be key. Additionally, disclose whether you have employment agreements with all of the employees you consider to be key.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 17 and 18 of Amendment No. 1 to identify its executive officers and the fact that the Company has an employment agreement with each of the executive officers.
19.	Please state whether any of the key executives has plans to retire or leave the company for any reason in the near future and whether you maintain key man insurance on these individuals.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 18 of Amendment No. 1 to indicate the expiration date of each executive officer’s employment agreement, the Company’s current discussions with Mark R. Anderson regarding his role with the Company after his employment agreement expires, and the fact that the Company does not maintain key man insurance with respect to its executive officers.
The outcome of recent insurance industry investigations and regulatory proposals ..., page 20
20.	Please discuss any proposed legislation or new regulatory requirements that may be imposed on the insurance industry. For example, we note that the National Association of Insurance Commissioners has proposed new rules that would require brokers obtain written consent from their clients prior to receiving compensation from an insurance carrier. You may want to include this discussion as a separate stand-alone risk factor.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

Response: The Company acknowledges the new rules proposed by the National Association of Insurance Commissioners requiring a broker to obtain written consent from its client prior to receiving compensation from an insurance carrier and requiring an agent to inform its client that it is being compensated by an insurance carrier. The Company does not sell its insurance through brokers and does not believe that its business will be adversely impacted if its agents are required to disclose that they are being compensated by the Company. Consequently, the Company does not believe these proposed rules constitute a significant risk to its business. However, in response to Comment No. 35, the Company has included disclosure regarding these proposed rules on page 80 of Amendment No. 1, under the caption “Business—Regulation—The National Association of Insurance Commissioners.” The Company has not identified any other proposed legislation or new regulatory requirements that may be imposed on the insurance industry that the Company believes should be disclosed in a risk factor. See the Company’s response to Comment No. 35.
Certain Important Information, page 25
21.	We note your statement that the organizations do not guarantee the accuracy and completeness of such information. Please delete this statement. It is not appropriate to disclaim responsibility for information included in your registration statement.
Response: In response to the Staff’s comment, the Company has deleted “—Statistical and Other Data” under the caption “Certain Important Information” on page 24 of Amendment No. 1.
Use of Proceeds, page 27
22.	We note that you intend to use $ million of the proceeds on general corporate purposes. Please revise to describe the purposes more specifically.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 26 of Amendment No. 1 under the caption “Use of Proceeds” to describe the general corporate purposes for which the proceeds will be used more specifically.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 32
23.	In the third paragraph of the Overview section of your MD&A you disclose certain performance metrics management uses to evaluate the performance of its operations, but there is no discussion within MD&A about management’s assessment of these performance metrics. Please revise to include management’s

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

assessment of these performance metrics, and any know trends and/or uncertainties related to the assessment.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 31 to include management’s assessment of the performance metrics.
Critical Accounting Policies
Reserves for Loss and Loss Adjustment Expenses, page 35
24.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.
a.	Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
b.	If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:
•	Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
•	Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
•	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
c.	In your disclosure you state that your loss and loss adjustment expenses are estimated using case-by-case valuations and statistical analyses. Please clarify what specific statistical analyses are performed.
Response: In response to the Staff’s comment, the Company has substantially revised its disclosure regarding the determination of loss reserves and provided a sensitivity analysis with respect to loss reserves on pages 64 through 67 of Amendment No. 1.
Deferred Policy Acquisition Costs, page 36
25.	We understand based on your disclosure that the costs associated with performing safety services are capitalized and amortized as the premiums are earned. Please explain to us how these additional services are primarily related to the acquisition of new business. In your response please tell us how you comply with paragraph 28 of SFAS 60.
Response: As noted on page 62 of Amendment No. 1 under the caption “Business—Safety,” safety inspections are primarily related to our acquisition of new and renewal business. The Company’s safety inspections are performed prior to offering a quote for insurance and are designed to evaluate the working conditions and existing safety procedures of potential policyholders prior to policy issuance. The results of these safety inspections are a vital component of the Company’s underwriting process and are used in determining whether to quote and write the related insurance policies. Consistent with paragraph 28 of SFAS 60, the costs associated with the Company’s pre-quotation safety inspections are primarily related to insurance contracts issued or renewed during the period in which the inspection costs are incurred.
Overview of Operating Results, page 38
26.	We note instances in which the increases/decreases in revenues/expenses are attributable to multiple factors. For example, the increase in gross premiums written from December 31, 2003 to December 31, 2004 was attributed to increased premium rates, growth in new and renewal business and positive premium adjustments due to payroll audits. In these instances, please quantify the impact of each factor.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 38 through 42 of Amendment No. 1 to more fully explain the impact of factors resulting in increases/decreases in our revenues/expenses.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

27.	In certain areas of your discussion you make reference to specific factors that contributed to the change from period to period. For example, in the first paragraph on page 40 you disclose, “The increase is attributable to increased premium rates, growth in new and renewal business and positive premium adjustments related to payroll audits.” For statements like this one throughout your discussion of results of operations please quantify the individual factors and include an analysis explaining the relative significance of these items.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 38 through 42 of Amendment No. 1 to quantify the individual factors that contributed to changes in operating results from period to period and to include analyses explaining the relative significance of these items.
Liquidity and Capital Resources, page 42
28.	Please indicate if you expect to raise additional funds in the next 24 months. If you are unable to determine whether you will or not, please disclose the reasons.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 42 of Amendment No. 1 to disclose that it presently expects that the proceeds of this offering together with cash flow from operations will be sufficient to fund its anticipated growth and operations over the next 24 months.
29.	Please include in MD&A a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 42 of Amendment No. 1 to include a more detailed discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties.
30.	Please refer to page 33 of your MD&A section, in which you disclose that the Company has changed its retention level of its reinsurance programs over the past several years. Please disclose to the extent necessary, the reasonable likelihood that the change in your reinsurance program has had or will have on liquidity and capital resources. Please refer to Section IV of Financial Reporting Release 72.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 43 of Amendment No. 1 to explain the impact of the change in retention levels on liquidity and capital resources.
Business
Loss Reserves
Loss Development, page 66
31.	We note that you have disclosed the impact on your cumulative deficiency/redundancy without the losses related to the write-off of the recoverable from Reliance Insurance Company. This type of disclosure does not appear to be consistent with disclosures required by Guide 6. If you have included the write-off of the recoverable as a non-GAAP financial measure, please tell us why this measure is not prohibited by Item 10(e)(1)(ii) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 69 of Amendment No. 1 to delete the table disclosing the impact of the write-off of amounts recoverable from Reliance.
Reinsurance, page 68
32.	We note that Converium is not included in the list of reinsurers participating in your 2005 reinsurance program. We also note that Converium remains obligated to you under two remaining agreements. Do Converium’s obligations relate to prior years’ reinsurance agreements? Please explain.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Amendment No. 1 to indicate that the Converium obligations relate to the Company’s reinsurance treaty program in 1999 and 2000.
Employees, page 72
33.	Please disclose the number of part-time employees you have, if any.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 75 of Amendment No. 1 to disclose that it has one part-time employee.
Properties, page 72
34.	Please revise to disclose the amount of your annual lease payment(s) and when the lease agreement expires for your DeRidder, Louisiana facility. You should also file the lease agreement as an exhibit to your registration statement.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 76 of Amendment No. 1 to disclose the amount of the Company’s annual lease payments under, and the expiration date of, the lease agreement for the Company’s facility in DeRidder, Louisiana. In addition, the Company has filed this lease agreement as Exhibit 10.18 to Amendment No. 1.
Federal Law and Regulations, page 75
35.	Please discuss any proposed legislation or new regulatory requirements that may be imposed on the insurance industry. For example, we note that the National Association of Insurance Commissioners has proposed new rules that would require brokers obtain written consent from their clients prior to receiving compensation from an insurance carrier.
Response: See the Company’s response to Comment No. 20. In response to the Staff’s comment, the Company has revised its disclosure on page 80 of Amendment No. 1 to discuss the new rules proposed by the National Association of Insurance Commissioners. The Company is not aware of any other proposed legislation or new regulatory requirements that it believes should be disclosed in the prospectus.
Management
Directors, Executive Officers and Key Employees, page 78
36.	Please revise page 79 to identify the subprime finance companies of which Jarred Morris is an officer and principal owner.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 1 to include the identities of the subprime finance companies.
Management Compensation and Incentive Plans, page 82
37.	We note that all five of the employees you describe in this section receive bonuses which may include stock options, as part of their compensation. Please describe how these individuals’ performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Amendment No. 1 to describe how the performance of the executive officers is determined and what factors are considered in evaluating performance.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

Principal and Selling Shareholders, page 88
38.	Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by the entities listed in the table on page 89.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 94 of Amendment No. 1 to include the names of the natural persons having voting, dispositive or investment power over the shares held by Welsh Carson. The other shareholders listed in this table are third-party institutional investors, none of whom have representatives on the Company’s Board of Directors or otherwise participate in the management of the Company. The Company has no ability to compel these shareholders to provide this information. The Company requests that the Staff reconsider this comment.
39.	In addition, please provide this information for the entities listed as a selling shareholder on page 91.
Response: Since the initial filing of the Registration Statement, the list of selling shareholders has been reduced to: Welsh Carson and Sprout Group. In response to the Staff’s comment, the Company has revised its disclosure on page 96 of Amendment No. 1 to include the names of the natural persons having voting, dispositive or investment power over the shares held by Welsh Carson. Sprout Group is a third-party institutional investor. Sprout Group does not have representatives on the Company’s Board of Directors or otherwise participate in the management of the Company. The Company has requested this information in writing from Sprout Group, but has not received a response. The Company has no ability to compel Sprout Group to provide this information. The Company requests that the Staff reconsider this comment as it applies to Sprout Group.
40.	Please revise to indicate how the selling stockholders acquired the shares offered for resale.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 96 of Amendment No. 1 to indicate that the selling stockholders acquired the shares offered for resale in connection with the Company’s recapitalization transactions in 1997 and 1998 and upon the exercise of warrants in 2004 issued in connection with these transactions.
41.	If any of the selling stockholders are broker-dealers, please revise to identify them as underwriters. The only exception to this position is if these entities obtained these securities as compensation for underwriting services.
Response: Welsh Carson has informed the Company that it is not a broker/dealer. As noted in response to Comment No. 39, the Company has requested this information in

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

writing from Sprout Group, but has not received a response. See response to Comment No. 42.
42.	If any of the selling stockholders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:
•	The selling stockholders purchased in the ordinary course of business; and
•	At the time of the purchase, the selling stockholders had no agreements or understanding to distribute the securities.
If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.
Response: Welsh Carson has informed the Company that it is not an affiliate of a broker/dealer. As noted in Comment No. 39, the Company has requested this information in writing from Sprout Group, but has not received a response. However, the Company believes that entities comprising the Sprout Group are affiliates of CSFB. In response to the Staff’s comment, the Company has revised its disclosure on page 96 of Amendment No. 1 to include the foregoing representations.
Certain Relationships, page 92
43.	Please file your agreement with Contra as an exhibit to the registration statement.
Response: In response to the Staff’s comment, the Company has filed its agreements with certain subsidiaries of Concentra, Inc. as Exhibits 10.16 and 10.17 to Amendment No. 1.
Underwriting, page 100
44.	We note you plan to conduct a directed share offering. Please provide us with any material you intend to use to sell to potential purchasers such as a “friends and family” letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.
Response: At the Company’s request, the underwriters have reserved for sale to the Company’s officers, directors and employees (collectively, the “Invitees”) up to 3% of the shares of common stock to be issued under the Registration Statement (collectively, the “Shares”) through a Reserved Share Program (the “Program”) to be conducted by Friedman, Billings, Ramsey & Co., Inc. (“FBR”). The Shares would be sold to the

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

Invitees at the public offering price in a manner substantially similar to that described below.
Through the Program, the Company will provide FBR with the names and addresses of each Invitee along with the maximum number of Shares that will be reserved for each Invitee. Based upon this information, FBR will prepare and mail to each Invitee, on the Company’s behalf, a package of materials consisting of a letter describing the Program and its mechanics (the “Friends & Family Letter”), an Indication of Interest Form (“IOI”) and information to open an account with FBR. This package of materials will also include a copy of the preliminary prospectus and a telephone number that the Invitee may call if he or she has questions concerning the Program. A W-9 Form will also be included in the package, and the Invitees will be advised not to complete this form until they are subsequently contacted, as applicable, by FBR.
In addition to explaining the mechanics of the Program, the Friends & Family Letter will state that the Invitee is under no obligation to purchase Shares through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of Shares or even any Shares, that the Invitee may be required to enter into a 180-day lock-up agreement with respect to the Shares purchased through the Program, that no offer to buy Shares may be accepted and no part of the purchase price can be received by the Company until the Company’s Registration Statement has been declared effective and that any such offer to buy can be withdrawn by us, in whole or in part, without obligation or commitment, at any time prior to notice of such offer’s acceptance, (which notice is to be given after the effective date of the Registration Statement). The Friends & Family Letter will also contain the legend set forth in Rule 134 of the Securities Act of 1933.
The IOI will be designed to be signed by the Invitee and returned to FBR by facsimile. The IOI will be the method by which the Invitee affirms certain statements contained in the Friends & Family Letter, including that the Invitee has received a copy of the preliminary prospectus, that the number of Shares indicated is for the Invitee’s personal account and that the Invitee is aware that he or she is not assured of obtaining any or all of the Shares requested. The IOI will also contain a reiteration that no offer to buy Shares can be accepted and no part of the purchase price can be received by us until the Registration Statement becomes effective and that the indication of interest by the Invitee involves no obligation or commitment of any kind. It will also contain the Invitee’s lock-up agreement, if applicable. Further, the IOI will provide a space where the Invitee may indicate the maximum number of Shares in which he or she wishes to express an interest and will request certain personal information necessary for the administration of the Program.
If the Invitee is interested in reserving Shares through the Program, he or she will be directed to return the completed IOI to FBR by a specified date. Once the Invitee has returned a completed IOI to FBR, the Invitee’s personal information and the maximum

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

number of Shares in which the Invitee has expressed an interest will be forwarded to an FBR Financial Advisor or Registered Representative who will contact the Invitee to assist in opening an FBR account, which will allow for purchase of the Shares. Following receipt of all expressions of interest and the establishment of accounts for each applicable Invitee, the Company will determine the final allocation of Shares which will be made available to the Invitees. This allocation will be at the sole discretion of FBR.
Once the Registration Statement has been declared effective and the public offering price of the Shares has been determined, the FBR Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee and inform the Invitee of the public offering price and the maximum number of Shares that the Company has determined that he or she may purchase. The Invitee will then be asked whether he or she wishes to purchase Shares at that price, and if so, how many Shares he or she desires to purchase (subject to a minimum number of Shares to be determined and subject to the maximum aggregate number of Shares as described above). The Invitee may decline to purchase Shares, agree to purchase Shares but specify a lesser number of Shares than the maximum number set by us or purchase the maximum number of Shares. If the FBR Financial Advisor or Registered Representative is unable to contact the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program. If the Invitee agrees to purchase Shares, a copy of the final prospectus will be sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee will be handled the same way as any other sale of the Shares to any purchaser in the public offering. The Invitees will not be required to pre-fund their accounts and payment will not be required until after the Invitee has confirmed their indication of interest after the pricing of the offering.
A copy of the initial draft of the Program materials to be used in the United States, namely the Friends & Family Letter and the IOI, are being provided supplementally to the Staff as Exhibit 1 to this letter. Program materials used in foreign jurisdictions will reflect non-substantive changes necessitated by the laws of the jurisdictions in which the Invitees reside, but the account opening procedures and the mechanics of the sale of Shares to the Invitees in such foreign jurisdictions will remain unchanged. As of the date hereof, no materials have been furnished to any Invitee.
In addition, the Company also plans to send letters via electronic mail to invitees in the directed share program. The electronic mail, which will contain a link to the preliminary prospectus, will direct the invitees to FBR’s website which contains procedures to purchase shares. FBR’s procedures have been filed with the Division of Corporation Finance of the SEC (the “Division”) and are on the “pre-approved list” that is disseminated to the Staff. FBR has been advised by the Staff to refer future Staff reviewers to the “pre-approved list.” A copy of the form of electronic mail to be used is being provided supplementally to the Staff as Exhibit 2 to this letter.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

45.	We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
Response: FBR intends to offer and/or sell securities electronically as described in the “Underwriting” section of the Registration Statement, which may include offering securities to certain of its Internet subscription customers via www.fbrdirect.com, allocating a limited number of securities for sale to its online brokerage customers, maintaining an electronic prospectus on its Internet website and sending a copy of the prospectus or a link to the prospectus on EDGAR via electronic mail. FBR’s procedures with respect to such electronic delivery of the prospectus are on file with the Division and are on the “pre-approved list” that is disseminated to the Staff. FBR has been advised by the Staff to refer future Staff reviewers to this “pre-approved list.”
With respect to your request for copies of all electronic communications, including the proposed web pages, please see the procedures that FBR has on file with the Division, as referenced above. The underwriters named in the Registration Statement, other than FBR, will not be using web pages to offer or sell the Company’s securities. However, one or more underwriters may send the preliminary prospectus electronically to potential investors to solicit interest. In such instances, the preliminary prospectus will be sent via electronic mail in the form of an Adobe PDF file, which is identical to the paper copy. The underwriters will meet their prospectus delivery requirements by mailing paper copies of the prospectus.
46.	Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.
Response: An electronic copy of the prospectus will be available on an Internet website maintained by FBR in connection with the activities of FBR described above in the Company’s response to Comment No. 45.
47.	Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

Response: The underwriters have arranged to have all road show presentations for the offering produced and hosted by NetRoadshow, Inc. (“NetRoadshow”) on the Internet or via a FBR intranet site. NetRoadshow’s website is: www.netroadshow.com. A copy of the Standard Service Agreement between NetRoadshow and FBR (the “Service Agreement”) is being provided supplementally to the Staff as Exhibit 3 to this letter. The Service Agreement provides for NetRoadshow’s engagement to produce and transmit road show presentations as requested by FBR from time to time, in compliance with applicable Staff no-action positions. The Service Agreement prohibits editing presentations, except as permitted by Staff no-action positions, requires that access to presentations be limited to persons with passwords provided by FBR (with an access period of no more than 24 hours for any single password) and requires that presentations be maintained in a manner that prevents downloading or printing presentations. An electronic copy of the prospectus will also be available on NetRoadshow’s web site.
Consolidated Financial Statements
48.	Please revise your filing to include June 30, 2005 and comparable prior period financial information and related disclosures pursuant to Rule 3-12 of Regulation S-X.
Response: In response to the Staff’s comment, we have included financial information for the six-month period ended June 30, 2005 and comparable prior period financial information and related disclosures pursuant to Rule 3-12 of Regulation S-X.
Noted to Consolidated Financial Statements
Note 6. Reinsurance, page F-18
49.	It appears that reinsurance recoverables are a material component of your balance sheet. Please disclose the aging of recoverables as of the latest balance sheet date presented. The aging schedule may be based on management’s own reporting criteria (i.e. less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and by significant counterpart.
Response: Our reinsurance recoverable consists of three components: paid loss recoverables, ceded case reserves, and ceded IBNR reserves. Paid loss recoverables are receivables due from reinsurers for ceded paid losses. Ceded case and ceded IBNR reserves represent the portion of our gross loss and loss adjustment expense liabilities that are recoverable under reinsurance agreements, but are not yet due from our reinsurers. These reserves are not receivables that can be aged, but are recoverable in future periods under the Company’s reinsurance agreements. The paid component, however, is a receivable from reinsurers for ceded paid losses.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

At June 30, 2005, the amount recoverable from reinsurers was $174.6 million. The paid component of the recoverable was $62.8 million or 36.0%. Of this amount, $56.1 million, or 89.4%, related to our commutation receivable from Converium Reinsurance (North America). The Company considers paid loss recoverables outstanding for more than 90 days to be past due. As of June 30, 2005, $126,000, or 0.2%, of the paid receivables were more than 90 days past due. At December 31, 2004, the amount recoverable from reinsurers was $199.0 million. The paid loss recoverables component of the recoverable was $9.4 million, or 4.7%, of the amounts recoverable from reinsurers. As of December 31, 2004, $164,000, or approximately 1.8%, of the paid loss recoverables were more than 90 days past due.
In response to the Staff’s comment, the Company has disclosed the foregoing in the notes to its audited financial statements on page F-18 and in the notes to its interim financial statements on page F-42.
Note 13. Stock Options, page F-25
50.	Please provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. Please include an itemized chronological schedule covering all equity instruments issued since the beginning of 2004 through the date of your response. In addition, please disclose the following in the financial statements:
•	The date of each issuance;
•	The number of options granted or shares issued;
•	The exercise price or per share amount paid;
•	Management’s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;
•	The intrinsic value, if any, per option;
•	The identity of the recipient, indicating if the recipient was a related party;
•	The amount of any compensation expense recognized;
•	The method used in valuing the issuance;
•	Whether the valuation was contemporaneous or retrospective;
•	Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.
Response: Except for annual automatic option grants to non-employee directors under the Company’s 1998 stock option plan, no option grants have been made by the Company since 1999. As noted on page F-26 and F-45, options to purchase a total of 12,000 shares of common stock were granted to non-employee directors in each of 2004 and 2005, with an exercise price of $5.00.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

Based upon its internal analysis, the Company determined that the expected initial public offering price of its common stock was substantially lower than the exercise price of all outstanding options. As noted under the caption “Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values” on page 88 and in Note 22 on page F-34, on June 20, 2005, the Company entered into an agreement with each holder of outstanding stock options to cancel those options for cash consideration of $0.001 per share of common stock issuable upon exercise of the options. Options to cancel a total of 1,459,049 shares for the Company’s common stock were cancelled in exchange for aggregate cash payments of $1,459.
Given that no options have been granted to employees since 1999 and that all outstanding options have been cancelled, we respectfully request that the Staff reconsider this comment.
Note 18. Commitments and Contingencies, page F-30
51.	We understand from your disclosures that you purchase annuity contracts with the intent to settle long-duration claims. Please tell us and disclose your accounting policy for the purchased annuities.
Response: The Company purchases annuities in connection with funding the settlement of certain claims. The cost of purchasing the annuity is recorded as paid loss and loss adjustment expenses. To the extent the annuity funds estimated future claims, reserves for loss and loss adjustment expense are reduced. Income is recognized in the period the annuity is purchased to the extent reserves are reduced. In response to the Staff’s comment, the Company has disclosed its accounting policy for purchased annuities on pages F-9, F-40 and F-41 of Amendment No. 1.
Item 15. Recent Sales of Unregistered Securities, page II-2
52.	Please revise to identify the investors or classes of investors in the unregistered offerings between August 13, 2004 and September 2, 2004. Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors or individual investors to be acceptable classes.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page II-2 of Amendment No. 1 to identify the investors in the unregistered offerings as accredited investors.
Item 16. Exhibits and Financial Statement Schedules, II-3
53.	We note you have filed a “Form of” legal opinion. Please note that this is not sufficient. Please file your actual legal opinion. If you are unable to file your legal

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

opinion with the next amendment, please revise your exhibit list to delete the term “Form of” and indicate that the actual legal opinion will be filed by amendment.
Response: In response to the Staff’s comment, the Company has revised its exhibit list on page II-3 of Amendment No. 1 to indicate that the legal opinion will be filed by amendment. We will file our legal opinion with the first amendment to the Registration Statement that includes the number of shares of common stock to be issued by the Company in the offering.

Mr. Albert C. Lee
Securities and Exchange Commission
September 9, 2005

     If you have any questions regarding this filing, please do not hesitate to contact me at (214) 969-5251, or by facsimile at (214) 969-5100.

Very truly yours,

/s/ LARRY D. CANNON

Larry D. Cannon

cc:	C. Allen Bradley, Jr., AMERISAFE
Arthur L. Hunt, AMERISAFE
James E. O’Bannon, Jones Day
Lisa K. Durham, Jones Day
J. Brett Pritchard, Lord, Bissell & Brook LLP

EXHIBIT 1
[Form of Friends and Family Letter]
                    , 2004
AMERISAFE, Inc.
Customers, Friends, Family & Employees:
In connection with the proposed initial public offering of AMERISAFE, Inc. (“AMERISAFE”) common stock, AMERISAFE has arranged through Friedman, Billings, Ramsey & Co., Inc. (“FBR”) to make it possible for you to purchase shares at the initial public offering price. However, you are not obligated to purchase such shares and this notice is not intended to encourage or discourage you from purchasing any shares. This information is simply intended to inform you that there is an opportunity for you to invest in AMERISAFE. It is your responsibility to complete all necessary actions to be eligible to participate.
The range for the initial public offering price is $           to $          , as indicated in the enclosed Preliminary Prospectus, but the actual offering price, which may be higher or lower, will be determined immediately prior to the offering. You should be aware that any purchase of shares is an investment and is subject to certain risks, including the risk that stock may lose all, most or some of its value, a risk that is inherent to the stock market. There can be no assurance that the market price of the shares after the initial public offering will be higher than the initial offering price.
There is no obligation to participate in this program; however, should you wish to do so, please read the enclosed Preliminary Prospectus describing AMERISAFE and the offering. Please complete the enclosed forms in their entirety and return them to FBR so they are received prior to 3:00 p.m., Eastern Standard Time, on                     ,                     , 2005. You cannot submit an indication of interest for less than                      shares. If the enclosed forms are returned incomplete or with missing signatures, you will lose your right to participate in the program. Completed forms must be faxed to the attention of                      at (703)       —       or sent via overnight delivery to the address below.
Also note that your indication of interest does not constitute an agreement on your part to buy any shares or an agreement on the part of AMERISAFE or FBR to sell any shares to you. No payment is required at this time. You are only permitted to enter an indication of interest for your own personal account and not on behalf of any other person, as there are a limited number of shares available for purchase. Please note that there is no guarantee that you will be able to obtain any of the shares requested.
After the registration statement is effective, you must confirm your indication of interest to purchase shares at the offering price in order to be eligible to participate in the program. FBR will contact you by telephone the day AMERISAFE starts trading to confirm your indication of interest. If you confirm your indication of interest, FBR will provide you with the number of shares, total amount due and your account number. Please note that no part of the purchase price can be received by FBR until the registration statement becomes effective. If you confirm your indication of interest to purchase shares, and you are allocated shares, a copy of the Prospectus, in final form, will be sent to you by FBR together with a written confirmation of the sale. Once you have been allocated shares, you must pay for the shares within three (3) business days of the trade date.

After you are contacted with the amount due, please make checks payable to Bear Stearns Securities Corp (our clearing firm) and mail them to the below address.
Friedman, Billings, Ramsey & Co., Inc.
ATTN:
1001 19th Street North, 18th Floor
Arlington, VA 22209
Important note: The name on the check must match the name on the account (for joint accounts, one of the two names is fine). No exceptions can be made to this requirement.
If you prefer you may wire transfer the amount due per the following wire instructions:
Citibank ABA# 02100008-9
For account Bear, Stearns Securities Corp
A/C # 092-53186
F/C to                     ,
               Name                    A/C No
If you have any questions please do not hesitate to contact us.
Thank you,
Name:                                                Name:
(703)                     -                           (703)                     -
     The offering referred to above constitutes a new financing for AMERISAFE and substantially all proceeds will go directly to AMERISAFE, except those proceeds attributable to certain selling stockholders as described in the Prospectus. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this notice will involve no obligation or commitment of any kind.

AMERISAFE, Inc.
ALL INFORMATION REQUIRED & CONFIDENTIAL
NUMBER OF SHARES REQUESTED:
     * Minimum            shares
Account Type:        __ Individual
(Check one)              __ Joint: Please provide both investors’ information.
Note: these are the only types of accounts that will be opened.

Account Title:

(Exactly as account is to read)

Account Holder Information:
Social Security #:

Address:	Home:

(Cannot be PO Box)

Business:

Phone:	Home:

Business:

Fax:

Preferred Daytime Number:

	Date of Birth:	Email:

	Marital Status:	Spouse Occupation

Current Employer:

(If self employed state nature of business)

Position:

Description of Business:

	Investment Experience:	__ None __ Low __ Medium __ High
(Check One)

Investment Objective:

Please note that an investment in an initial public offering typically involves a high degree of risk and some element of speculation. The investment objective which you enter here must be consistent with an IPO investment.

Approximate Annual Income:

Approximate Net Worth:

Joint Account Holder Information:
(If necessary)

Social Security #:

Address:	Home:

(Cannot be PO Box)

Business:

Phone:	Home:

Business:

Fax:

Date of Birth:		Email:

Marital Status:		Spouse Occupation:

Current Employer:

(If self employed state nature of business)

Position:

Description of Business:

Investment Experience:		__ None __ Low __ Medium __ High
(Check One)

Approximate Annual Income:

Approximate Net Worth:

Please indicate Customer, Friend, Family or Employee (state relationship AND name the employee):

For purposes of this questionnaire, the term immediate family shall include parents, mother-in-law or father-in-law, husband or wife, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, children and any other person who is supported directly or indirectly, to a material extent by the person specified below.

YES	NO	1. Are you or any members of your immediate family employed by, associated with, or an agent for, a broker/dealer or NASD member?

If the answer is “NO”, please skip to question 3.

If “YES”, please state the name of the Broker/Dealer and the relationship and

Answer Question 2. Broker/Dealer:		Relationship:

YES	NO	2. If “YES” to question #1 above — Are you or an immediate family member an employee or Director of AMERISAFE, Inc.?

If “YES”, please state relationship:

*If you have answered “YES” to question #1, and “NO” to question #2, you are not eligible to participate in the Directed Share Program for AMERISAFE, Inc.

YES	NO	3. Are you or an immediate family member a finder with respect to the public offering or did you act in any fiduciary capacity to Friedman, Billings, Ramsey, & Co., Inc., including among others, attorneys, accountants, and financial consultants?

If the answer to question # 3 is “YES”, please state relationship. .

YES	NO	4. If “YES” to question #3 above — Are you or an immediate family member an employee or Director of AMERISAFE, Inc.?

If the answer to question #4 is “YES”, please state relationship. .
*If you have answered “YES” to question #3, and “NO” to question #4 you are not eligible to participate in the Directed Share Program for AMERISAFE, Inc.

Print Name:	Signature:

Print Name:	Signature:

(If Joint)
Date:

EXHIBIT 2
— Draft Invitation E-Mail —
This e-mail may not be sent until either the S-1 lists an expected price range or the preliminary prospectus is available.

Via e-mail
Subject line:	[company name] announces IPO [Affinity Partner / Friends & Family] Program
     In recognition of your importance to [company name] you are invited to participate in the [company name] [Affinity Partner / Friends & Family] Program as part of its planned initial public offering (IPO) of [company name]’s common stock.1
     We are pleased to announce that we have teamed with FBRDirect,2 an affiliate online broker-dealer of Friedman, Billings, Ramsey and Co., Inc., to make it possible for you to purchase shares of common stock of [company ticker] at the initial public offering price. Of course, we cannot guarantee that we will satisfy all demand for our shares, however we will distribute a substantial number of shares of our IPO to as many qualified 3 program participants as possible.
     As noted more fully below, this communication is not an offer to sell shares of our common stock. Further, this invitation is non-transferable and is intended for the addressee and his or her immediate family only.
     To get more information regarding participation in [company name] [Affinity Partner Program / Friends & Family] Program please visit our [Affinity Partner / Friends & Family] Program website provided by FBRDirect. At this site you will find information regarding opening an account, instructions on how to receive a preliminary prospectus and information regarding the requirement of entering a Conditional Offer (CO).
Click here to go to the site:
     http://www.fbr.com/app/[company name].com (this may not be the actual address)
or call the [company name] [Affinity Partner / Friends & Family] Team at FBRDirect by dialing 1-888-200-4350 option 4.
*****************************************************************************************************************
If you already have a FBRDirect account and wish to participate, you must call the number listed above to have your account authorized.
*****************************************************************************************************************
Additionally, you can either download a preliminary prospectus from the site listed above or call the [company name] [Affinity Partner / Friends & Family] Team to request a copy. You may also click on the URL listed here.
     http://www.fbr.com/OM/PDFs/25012ProsPdf.pdf (this may not be the actual address)
We hope you will take advantage of this unique opportunity and thank you for helping [company name] become a success story.
Sincerely,
Chairman /CEO/COO/CFO
[company name]

1. A Registration Statement relating to this security has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any securities which are the subject matter hereof in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State. The shares of common stock of [company name] referred to above are being offered by [company name] as part of its IPO. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this advertisement will involve no obligation or commitment of any kind.
2. FBRDirect is a division of FBR Investment Services, Inc., member NASD/SIPC, is an affiliate of Friedman, Billings, Ramsey & Co., Inc., an underwriter of the [company name]. FBRDirect is located at 4922 Fairmont Ave. Bethesda, MD 22209. and Friedman, Billings, Ramsey & Co., Inc. is located at 1001 19th St. North; Arlington, VA 22209.
3. FBRDirect may require investors to meet certain thresholds for risky and speculative investments. There is a regulatory obligation under which FBRDirect operates that requires them to determine the investor’s eligibility for participating in IPOs and Secondary Offerings for their customers.

EXHIBIT 3
STANDARD SERVICE AGREEMENT
THIS STANDARD SERVICE AGREEMENT (the “Agreement”) is made and entered into on the Effective Date (as such term is defined on the signature page to this Agreement) by and between NETROADSHOW, INC., a Delaware corporation (“NRS”) and Friedman, Billings, Ramsey & Co., Inc. (“Customer”).
Section 1. Engagement of NRS. Customer engages NRS to produce and transmit informational meetings involving Customer, representatives of issuers, and prospective purchasers designated by Customer (“Road Shows”) regarding securities offerings as and when requested by Customer. The Road Shows shall be transmitted by means of the Internet either directly from the world wide web site of NRS, or through a link to the web site of Customer, at Customer’s election. NRS agrees to transmit each Road Show in its entirety and, unless otherwise instructed by Customer, to make such Road Show available for viewing twenty-four (24) hours a day, seven days a week, subject to acts beyond the control of NRS which prohibit such transmission, in which event, NRS will notify Customer promptly of any cessation in the availability of any Road Show and when such Road Show is again fully available for viewing. Services to be provided by NRS include video taping and/or audio taping and, to the extent permitted by the SEC Letters (as defined below), editing of the presentation of the Road Shows to the extent necessary to transmit such Road Shows by means of the lnternet (provided that NRS will not edit the content of any Road Show unless requested to do so by Customer or by any applicable issuer with the consent of Customer), responding to the reasonable requests of the Customer in regard to administrative or other matters unrelated to the content of a Road Show, including the production and transmission of the Road Shows.
Section 2. NRS Responsibilities.
     (a) NRS will take such actions as are necessary to prevent any person from (i) viewing a Road Show unless such person has been provided a password by Customer, (ii) having access to a Road Show for more than a twenty four hour period with any single password or (iii) downloading or printing any of the contents of a Road Show.
     (b) NRS will remove a Road Show transmission from or through its web site as set forth in timely written instructions from Customer or the applicable issuer to remove such transmission (the “Scheduled Removal Time”) or, in the event Customer requests removal of a Road Show recording prior to the Scheduled Removal Time, promptly after receipt of written instructions from Customer or the applicable issuer (an “Early Removal Time”). Unless otherwise instructed by Customer to return to Customer a copy of any Road Show or any information contained therein, NRS shall, promptly following the Scheduled Removal Time or Early Removal Time of a Road Show, destroy and render irretrievable each Road Show and all copies thereof and all information therein (including, without limitation, any charts or slides previously furnished to NRS by Customer or the applicable issuer).
     (c) NRS shall comply with the terms of that certain response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated (i) July 30, 1997 with respect to the Road Show transmission if it relates to an offering which is registered pursuant to the Securities Act of 1933, as amended (the “Act”), or (ii) January 30, 1998 if it relates to an offering made pursuant to Rule 144A of the Act, as applicable (the “SEC Letters”), subject to the compliance by Customer and each applicable issuer with the terms of such response. Services to be provided by NRS include video taping and/or audio taping and, to the extent permitted by the SEC Letters, editing of the presentation of the Road Shows to the extent necessary to transmit such Road Shows by means of the lnternet (provided that NRS will not edit the content of any Road Show unless requested to do so by Customer or by any applicable issuer with the consent of Customer), responding to the reasonable requests of the Customer in regard to administrative or other matters unrelated to the content of a Road Show, including the production and transmission of the Road Shows.
     (d) NRS shall provide Customer, promptly upon request and at the Scheduled Removal Time or Early Removal Time with information or data available to NRS in regard to the persons and entities which viewed the Road Shows transmitted at the request of Customer.
     (e) NRS shall provide to the persons designated by Customer the passwords required to access each specific Road Show, and in the case of Road Shows relating to offerings which are registered pursuant to the Act, such passwords shall be changed by NRS once per calendar day.
Section 3. Payment for Services. Customer shall pay, or arrange for each applicable issuer to pay, NRS for the services rendered in connection with each Road Show produced by NRS at the request of Customer, at the rates set forth on the fee schedule attached hereto as Exhibit A and incorporated herein by reference. NRS agrees to provide to Customer an invoice upon completion of the production of a Road Show and Customer agrees to pay, or arrange for each applicable issuer to pay, the full amount due in regard to each such invoice within thirty (30) days of the date of the invoice. NRS and Customer agree that the production of a Road Show shall be deemed complete once the Road Show has been video taped or otherwise recorded by persons engaged by NRS for such purpose and Customer and the applicable issuer have approved the technical quality and content of the production. Customer shall be responsible for any federal, state or local sales, use, property or other taxes which may be imposed as a result of the transactions contemplated by this Agreement, provided that NRS shall be responsible for any federal, state, and local income taxes which may be imposed on any payments made to NRS pursuant to the terms of this Agreement. In addition, each party shall bear all costs and expenses incurred by it (including legal fees and expenses) in connection with the preparation, execution, delivery, and performance of this Agreement. Amounts not paid within 30 days of the date of the invoice will accrue interest at eighteen per cent per annum until paid.
Section 4. Termination. This Agreement may be terminated by either party at any time on 30 days prior written notice to the other party, provided that such termination shall not be effective with respect to any Road Show video taped or otherwise recorded by NRS on or prior to the date on which notice of termination is given, until the Scheduled Removal Time or Early Removal Time of such Road Show. The provisions of the Agreement relating to keeping proprietary information confidential, the payment of fees and expenses, and governing law will survive any termination of this Agreement.
Section 5. Covenants and Agreements of Customer. In the event the Road Shows relate to offerings which are registered pursuant to the Act, Customer covenants and agrees that it shall take such reasonable steps as are necessary in order to provide that the information transmitted in regard to such Road Shows will not be, in any material respect, inconsistent with or contradictory to the information set forth in the prospectus as filed by the applicable issuers with the Securities and Exchange Commission in regard to such Road Shows or with the information disseminated in the live Road Show presentations.
Section 6. Proprietary Rights. NRS acknowledges and agrees that the Road Show recording is not and shall not at any time be or constitute the property of NRS. Customer acknowledges that any and all proprietary rights, if any, which NRS may have in regard to the method of transmission of Road Shows by means of the Internet and the operations of the business of NRS are and shall remain the exclusive property of NRS.
Section 7. Confidentiality. In connection with discussions between NRS and Customer, NRS has provided Customer with information, both orally and in writing, concerning its operations, including the marketing and technical and non-technical aspects of the services to be provided under this Agreement (collectively the “Confidential Information"). The Confidential Information does not include the provisions of the Agreement or any information that (a) was or becomes generally available to the public other than as a result of disclosure by Customer, (b) was or becomes available to Customer or its affiliates on a non-confidential basis from a source other than NRS which is not, to the knowledge of Customer, itself bound by a confidentiality agreement with NRS, (c) was or becomes available to Customer or its affiliates on a non-confidential basis prior to its disclosure by NRS, or (d) was known to Customer or its affiliates or in their possession without any obligation of confidentiality prior to disclosure by NRS. Customer agrees that without the prior written consent of NRS, it will not, except as required by law, regulation or legal process or upon the request or demand of any governmental or regulatory authority having jurisdiction over the Customer or its affiliates or to defend a claim brought against Customer or its affiliates, disclose the Confidential Information to any person other than its affiliates, officers, directors, employees, agents, accountants, and attorneys who have a need to know the Confidential Information in connection with the transactions contemplated hereunder. Customer may provide NRS with confidential information regarding Customer, including, but not limited to, the names of clients of Customer and the provisions of this Agreement, and NRS agrees that it will not, and will not permit its officers, directors, employees, or advisors to, disclose to any person such confidential information except as is required by law. NRS shall not publish any announcement in any newspaper, periodical, or other publication or make any other advertisement which refers to Customer without Customer’s prior written consent, which consent may be withheld in its sole discretion.
Section 8. Acknowledgment. NRS recognizes its responsibilities for compliance with the Federal securities laws and has informed its affiliates, directors, officers, employees, agents, advisors, and controlling person who may receive any confidential information relating to any issuer of securities whose Road Show presentation is produced or transmitted by NRS at the request of Customer of their responsibilities for compliance with the Federal securities laws.
Section 9. Limitation of Liability. NRS and Customer agrees that each issuer whose securities are the subject of a Road Show transmitted by NRS from or through its web site shall be solely responsible for the content of its Road Show.

NRS MAKES NO COVENANTS, REPRESENTATIONS OR WARRANTIES OF ANY KlND WHATSOEVER, WHETHER EXPRESS OR IMPLIED (STATUTORY BY OPERATION OF LAW OR OTHERWISE), RELATING TO THE CONTENT OF ANY ROAD SHOW TRANSMITTED BY NRS AND ACCORDINGLY ACCEPTS NO RESPONSIBILITY OF ANY KlND WHATSOEVER FOR ANY CLAIM, DEMAND, DAMAGES, LIABILITIES, LOSSES OR EXPENSES SUFFERED BY REASON DIRECTLY OR INDIRECTLY OF THE CONTENT OF ANY ROAD SHOW TRANSMITTED BY NRS FROM OR THROUGH NRS’S WEB SITE. IN NO EVENT WILL NRS, ITS OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS, SUBSIDIARIES, OTHER ASSOCIATED COMPANIES, OR ITS LICENSORS BE LIABLE TO CUSTOMER, ITS OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS, SUBSIDIARIES, OR AFFILIATES UNDER THIS AGREEMENT OR OTHERWISE, REGARDLESS OF THE FORM OF CLAIM OR ACTION, IN AN AMOUNT THAT EXCEEDS THE TOTAL SUM OF ALL FEES PAID TO NRS UNDER THIS AGREEMENT FOR THE CALENDAR YEAR IN WHICH THE CLAIM AROSE.
Section 10. Representations of NRS. NRS represents and warrants to Customer that (a) this Agreement has been duly authorized by NRS and constitutes a legal, valid and binding agreement of NRS, enforceable in accordance with its terms; (b) the execution, delivery, and performance by NRS of this Agreement will not conflict with or result in the breach or violation of, or constitute a default under, any license, agreement, or other instrument to which it or any of its affiliates is a party or by which any of them are bound or any statute, order, judgment, decree, rule, or regulation of any court or arbitrator or governmental or regulatory agency or body having jurisdiction over any of them; and no consent, approval, authorization, or order of or filing with any such entity is required for the execution, delivery, and performance by NRS of this Agreement; (c) NRS owns or possesses all material intellectual property rights necessary for the transmission of Road Shows from or through its web site and such transmission will not conflict in any material respects with, and NRS has not received any notice of any claim of conflict with, any such rights of others. NRS agrees to notify Customer promptly of any modification of the SEC Letters or if such Letters cease to be in effect.
Section 11. Miscellaneous. This Agreement will be interpreted and enforced in accordance with the laws of the State of New York. Neither party may assign this Agreement without the prior written consent of the other party hereto, except that nothing herein shall prevent either party from assigning its rights and obligations hereunder to its present or future subsidiaries or affiliates or to any successor to the business of such party. This Agreement constitutes the entire understanding by and between Customer and NRS with respect to the subject matter hereof and no oral or prior written statements or representations not contained herein will have any force or effect. This Agreement may not be amended except in a writing executed by Customer and NRS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon and inure to the benefit of NRS and Customer and their respective successors and assigns. Time is of the essence of this Agreement. All sections and provisions of this Agreement are severable and the unenforceability or invalidity of any section of this Agreement shall not affect the validity or enforceability of any other section of this Agreement.
     IN WITNESS, WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

NRS:		CUSTOMER:

NetRoadshow, Inc.		Friedman, Billings, Ramsey & Co., Inc.

By:	/s/ Brad Hammond	By:	/s/ James R. Kleeblatt

Brad Hammond, Chairman and CEO

Date:	Nov 20, 2003	Name:	James R. Kleeblatt

		Title:	Senior Managing Director

EXHIBIT A
TO
STANDARD SERVICE AGREEMENT
FEE SCHEDULE

Video Roadshow Fee Not to Exceed	$15,000

Audio Roadshow Fee Not to Exceed	$10,000

Audio Roadshow Fee (Recorded on the Telephone) Not to Exceed	$5,000

Slides and Prospectus Only (To AcNRS Conference Call) Not to Exceed	$2,500